UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated September 25, 2006
         Old Neighborhood Foods Integrates All Manufacturing Processes
         and Increases Inventory Visibility with CDC Software’s Ross ERP

1.02     Press release dated September 26, 2006
         CDC Corporation Reconfirms Earnings Estimates for 2006

1.03     Press release dated September 26, 2006
         Mellon Asset Management Measures Significant Benefits During First
         Six Months with Pivotal CRM from CDC Software

1.04     Press release dated September 28, 2006
         KK Fine Foods is Highly Commended for Efficiencies Achieved with
         Ross ERP from CDC Software

1.05     Press release dated October 3, 2006
         CDC Games Signs Exclusive Agreement to Host The Lord of the Rings
         Online(TM) Game in China

1.06     Press release dated October 5, 2006
         CDC Games Clarifies Position Regarding Recent U.S. Legislation

1.07     Press release dated October 9, 2006
         CDC Software Acquires MVI Technology, a Leading Provider of Real-Time
         Performance Management (RPM) Solutions

1.08     Press release dated October 10, 2006
         Strong Growth in Q3 for CDC Games’ Yulgang

1.09     Press release dated October 11, 2006
         Customers of CDC Software’s MVI Real-Time Performance Management
         Solution Win Prestigious Manufacturing IT Awards

1.10     Press release dated October 12, 2006
         c360 Exceeds Key Business Objectives Since Acquisition by CDC
         Software

1.11     Press release dated October 13, 2006
         CDC Software’s Pivotal User Conference Yields Insights Into Achieving
         Extreme Business Performance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 13, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated September 25, 2006 -- Old Neighborhood Foods Integrates All Manufacturing Processes and Increases Inventory Visibility with CDC Software’s Ross ERP
1.02	Press release dated September 26, 2006 -- CDC Corporation Reconfirms Earnings Estimates for 2006
1.03	Press release dated September 26, 2006 -- Mellon Asset Management Measures Significant Benefits During First Six Months with Pivotal CRM from CDC Software
1.04	Press release dated September 28, 2006 -- KK Fine Foods is Highly Commended for Efficiencies Achieved with Ross ERP from CDC Software
1.05	Press release dated October 3, 2006 -- CDC Games Signs Exclusive Agreement to Host The Lord of the Rings Online(TM) Game in China
1.06	Press release dated October 5, 2006 -- CDC Games Clarifies Position Regarding Recent U.S. Legislation
1.07	Press release dated October 9, 2006 -- CDC Software Acquires MVI Technology, a Leading Provider of Real-Time Performance Management (RPM) Solutions
1.08	Press release dated October 10, 2006 -- Strong Growth in Q3 for CDC Games’ Yulgang
1.09	Press release dated October 11, 2006 -- Customers of CDC Software’s MVI Real-Time Performance Management Solution Win Prestigious Manufacturing IT Awards
1.10	Press release dated October 12, 2006 -- c360 Exceeds Key Business Objectives Since Acquisition by CDC Software
1.11	Press release dated October 13, 2006 -- CDC Software’s Pivotal User Conference Yields Insights Into Achieving Extreme Business Performance